Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

May 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Franklin Lexington Private Markets Fund
File Nos. 811-23930; 333-276789

Dear Ms. Rossotto:

On behalf of Franklin Lexington Private Markets Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission the first pre-effective amendment to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments received by the undersigned via email on March 6, 2024 relating to the initial filing of the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

GENERAL COMMENTS

1.

Staff Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

2.

Staff Comment: In addition to the Fund’s application to allow it to pay advisory fees with Fund shares and your recent application concerning joint transactions, please let us know if the Fund has submitted or intends to submit any other exemptive applications or a no-action request in connection with the Registration Statement. Please inform us of the anticipated timing of your applications and requests for relief.

Response: At this time, the Fund has not submitted nor currently anticipates submitting any other exemptive applications or a no-action request in connection with the Registration Statement.

The Fund notes that, on January 31, 2024, it filed an application to allow it to pay advisory fees with Fund shares (the “Advisory Fees Application”), as amended on May 8, 2024. Additionally, the Fund filed an application for a co-investment exemptive order on April 17, 2024 (together with the Advisory Fees Application, the “Applications”). The Applications are under review by the Staff as of the date of this correspondence. The Fund may file an amendment to each of the Applications to the extent necessary in response to any of the Staff’s comments.

3.	Staff Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented nor does currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 under the 1933 Act to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

4.

Staff Comment: Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement.

5.

Staff Comment: The Registration Statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely.

Response: The Fund no longer intends to conduct a Reorganization with the Predecessor Fund and has removed the related disclosure from the Registration Statement.

Prospectus

Cover

6.

Staff Comment: In the second paragraph, the disclosure states “The Fund has the flexibility to invest in Private Assets across asset types, including...buyout, growth, venture, credit, mezzanine, infrastructure, energy and other real assets.” Please explain to us why buyout and growth are considered asset types instead of investment strategies. Please also disclose what the Fund considers to be “other real assets” (i.e., what does the phrase “real assets” mean?).

Response: The Fund respectfully submits that buyout and growth investments are types of private equity opportunities where equity capital is provided to private companies in support of business growth strategies or fundamental value creation and strategic business improvement. As such, the Fund believes that they are appropriately characterized as types of assets.

The Fund considers “real assets” to mean any assets that have physical properties, such as natural resources, real estate, infrastructure and commodities. The Fund has revised the disclosure to clarify the meaning of this term.

7.

Staff Comment: In the penultimate line of the fourth paragraph, the disclosure refers to “Private Markets Debt Investments”. This term has not been defined. Please include a definition or provide an appropriate cross-reference.

Response: The Fund confirms that it has made the requested change.

8.

Staff Comment: In the last paragraph on the first page of the Cover, the disclosure states “Simultaneous with the commencement of the Fund’s operations”, the Predecessor Fund “is expected to reorganize into the Fund.” Regarding the Reorganization:

a.

Please disclose how the Predecessor Fund’s shares will be valued for purposes of the Reorganization. Will there be any dilution for shareholders who purchase shares in the initial offering (and who are not holders of shares of the Predecessor Fund)? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

b.	Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of the Fund.

c.

Please tell us when the Predecessor Fund was formed and how long it has been operating. If the Predecessor Fund was recently formed, please tell us how and from whom it acquired its assets (e.g., for cash, from parties not affiliated with the Fund or its advisers).

d.

With respect to the assets being transferred, please tell us whether the Predecessor Fund, its adviser, or any respective affiliate, received any special payments or fees associated with the asset prior to its transfer to the Fund (e.g., structuring or origination fees). If such payments or fees were made, please tell us their nature and amounts and discuss any impacts such fees may have on the other economic or deal terms of the investment.

e.	Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

f.

Please explain to us whether the Predecessor Fund meets the definition of a “fund” as defined in Rule 6-11(a)(2). If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included.

If the Predecessor Fund does not meet the definition of a “fund,” please discuss with the Staff what Predecessor Fund financial information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

g.	Please note, to the extent that you intend to present the prior performance of the Predecessor Fund within the Registration Statement, we will have further comments.

Response: The Fund no longer intends to conduct a Reorganization with the Predecessor Fund and has removed the related disclosure from the Registration Statement.

9.

Staff Comment: At the end of the last paragraph on the first page of the Cover, please provide us your basis for asserting that “The Predecessor Fund maintains an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund [emphasis added].” In your response, please consider that the Predecessor Fund is advised by Lexington and is invested in private assets, and that the Fund will include a Liquid Assets sleeve advised by FAV. Will the Fund have the same portfolio managers as the Predecessor Fund? Will there be any portfolio managers at the Fund that are not also portfolio managers at the Predecessor Fund (e.g., portfolio managers employed by Franklin)?

Response: The Fund no longer intends to conduct a Reorganization with the Predecessor Fund and has removed the related disclosure from the Registration Statement.

10.

Staff Comment: On page ii, in footnote (1) to the table, the disclosure states “The Fund may, in its sole discretion, accept investments below [the minimums described in the footnote].” Please explain to us the circumstances under which the Fund may reduce these stated minimum investments. The disclosure also states “Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000.” Please confirm that each investor’s initial investment in the Fund is at least $25,000.

Response: The Fund confirms that there are instances where an investor may make an initial investment in the Fund of less than $25,000. As described on page 95 in the Registration Statement, the Fund supplementally submits that the minimum initial investments may be reduced by the Fund or the Distributor in the discretion of each for certain investors based on consideration of various factors, including the investor’s overall relationship with the Manager or Distributor, the investor’s holdings in other funds affiliated with the Manager or Distributor, and such other matters as the Manager or Distributor may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial investment may also be reduced by either the Fund or the Distributor in the discretion of each for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Manager or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Manager or Distributor may consider relevant at the time.

11.

Staff Comment: On page ii, in the fourth bullet, the disclosure states “Shares...may not be transferred or resold except as permitted under the Fund’s agreement and declaration of trust.” Please define “Fund’s agreement and declaration of trust” here. Please also provide a cross-reference to the section Transfer Restrictions on page 100.

Response: The Fund confirms that it has made the requested change.

12.	Staff Comment: On page ii, in the final bullet, the disclosure states the Fund’s distributions may consist of return of capital. Accordingly, please include the following bullet:

●

A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Response: The Fund confirms that it has made the requested change.

13.	Staff Comment: The final bullet also states that the Fund may pay distributions from offering proceeds. Please confirm the Board has approved the use of offering proceeds for this purpose.

Response: The Fund confirms that the Board will approve the use of offering proceeds for this purpose.

14.

Staff Comment: On the Cover, please specify the Fund’s principal strategies that are speculative (e.g., use of leverage, high yield debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Response: The Fund confirms that it has made the requested change.

Summary of Offering Terms (page 1)

Investment Objective and Strategy (page 3)

15.

Staff Comment: The disclosure in this section describes what the Fund invests in, but does not disclose the Fund’s strategy in determining what to buy, sell, or hold. Please include disclosure describing how the Fund makes investment decisions and constructs its portfolio as a whole. For example, in the second paragraph on page 18, the disclosure states “The Fund’s investment strategy is based, in part, upon the premise that certain potential investments may be available for purchase by the Fund at ‘undervalued’ prices.” If this is a focus of the Fund’s strategy, please disclose so here.

Response: The Fund confirms that it has made the requested changes.

16.

Staff Comment: On page 3, the disclosure indicates the Fund may invest in “venture” as an asset type. Please disclose how the Fund defines venture. Please also disclose the types of venture companies the Fund will invest in, directly or indirectly, including the companies’ stages of development, and associated risks.

Similarly, please elaborate in the disclosure on the types of companies or specific areas of energy, infrastructure and real assets the Fund will invest in as a principal strategy.

Response: The Fund confirms that it has made the requested changes.

17.

Staff Comment: On page 3, please revise the definitions of Secondary Funds and Primary Funds to provide a clear, plain English description of these investments, highlighting their differences. In particular, please revise to avoid use of the terms “secondary market” and “primary market”, respectively, which are currently used to define each investment type, as these definitions are circular.

Response: The Fund confirms that it has made the requested change.

18.

Staff Comment: On page 4, please disclose the credit quality of the Fund’s Private Markets Debt Investments. In doing so, please disclose that debt rated below investment grade is otherwise known as “junk”.

Response: The Fund confirms that it has made the requested changes.

19.	Staff Comment: Please confirm the calculation of the Fund’s 80% test will not include capital commitments that have not yet been called by an underlying fund.

Response: The Fund confirms that the calculation of the Fund’s 80% test will not include capital commitments that have not yet been called by a Portfolio Fund.

20.

Staff Comment: In the penultimate paragraph on page 5, the disclosure states “The Fund may make investments directly or indirectly through one or more wholly-owned subsidiaries....” Regarding the Fund’s use of Subsidiaries:

a.	Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

Response: The Fund respectfully acknowledges the Staff’s comment.

b.

Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

c.

Confirm any Subsidiary’s management fee (including any performance fee), if any, will be included in the line item “Management Fee” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms.

d.	Confirm to us the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

Principal Risk Factors (page 6)

21.

Staff Comment: On page 6, in the second paragraph, the disclosure includes the phrase “...which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund.” Please delete this phrase as it implies the Fund’s principal risk disclosure is materially incomplete.

Response: The Fund confirms that it has made the requested changes.

22.

Staff Comment: On page 9, the disclosure in the last two sentences in Competition for Access to Private Equity Investment Opportunities, states that Lexington and FAV may revise their “investment allocation policies and procedures...at any time without notice to, or consent from, the shareholders.” Please explain to us what “investment allocation policies and procedures” are, as they are referred to here.

Response: The Fund respectfully submits that “investment allocation policies and procedures” are references to Lexington’s and FAV’s internal policies and procedures contained in their compliance manuals, which describe how Lexington and FAV seek to allocate investment opportunities among its investment funds and/or managed accounts.

23.

Staff Comment: On page 10, in the second paragraph in The Fund is subject to the risks of its Portfolio Funds, the disclosure states “Lexington will review and perform due diligence on the valuation procedures used by each Portfolio Fund Manager and monitor the returns provided by the Portfolio Funds.” Please disclose what such due diligence will entail.

Response: The Fund confirms that it has revised the disclosure to further describe the due diligence that Lexington performs with respect to Portfolio Fund Managers and Portfolio Funds.

24.

Staff Comment: On page 18, the disclosure in The Fund’s performance will depend on Lexington, FAV and key personnel, references the “Incentive Fee.” This term has not been introduced yet. Please define it here or provide a cross-reference.

Response: The Fund confirms that it has made the requested change.

Share Classes; Minimum Investments (page 24)

25.

Staff Comment: On pages 24-25, the disclosure in this section states “the minimum initial investment in the Fund by any investor is $[25,000] with respect to Class S Shares and Class D Shares, and $[1,000,000] with respect to Class I Shares.” Further disclosure throughout this section indicates circumstances when these minimums may be reduced. Please note that the staff maintains that registered closed-end funds that invest more than 15% of their net assets in private equity entities that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act, should impose a minimum initial investment requirement of at least $25,000, and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Response: The Fund supplementally confirms that the accredited investor and qualified client criteria will still apply to all investors and will not be waived. The Fund respectfully disagrees with the Staff’s position that registered closed-end funds that invest more than 15% of their net assets in private equity entities that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act are required to impose a minimum initial investment requirement of at least $25,000. The Fund is not aware of any requirement in any published law, rules, regulations or regulatory guidance.

The Reorganization (page 26)

26.

Staff Comment: The disclosure in the penultimate sentence in this section states “Following the Inception Date, the Board expects to authorize the commencement of a cash tender offer....” Please provide us more information about the initial tender offer, including the purpose of the tender offer, as well as the timing of the tender offer. In this regard, please provide us a timeline of when the tender offer will commence and end in relation to the Reorganization and the Fund’s public offering. Please also inform us of the expected size of this tender offer and the source of proceeds that will be used to pay for tendered shares.

Response: The Fund no longer intends to conduct a Reorganization with the Predecessor Fund and has removed the related disclosure from the Registration Statement.

Purchasing Shares (page 27)

27.

Staff Comment: In the last sentence of the third paragraph of this section, the disclosure states “An investor who misses the acceptance date will have the effectiveness of his, her or its investment in the Fund delayed until the following month.” Please respond to the following questions regarding this disclosure. We may have more comments after reviewing your response.

a.	Please explain to us whether or not investors always submit purchase orders and funds through an intermediary. If not, tell us to whom purchase orders and funds are submitted.

Response: The Fund confirms that prospective investors are not required to submit purchase orders and funds through an intermediary. Instead, investors can submit purchase orders and funds directly to the Fund via its transfer agent.

b.

Please explain to us whether or not investors are notified after submitting their purchase order that the order will be rolled into the next month. If so, tell us who notifies the investor that the order will be rolled, when they are notified and whether the notification tells them how to revoke their purchase order so that it is not rolled into the next month and have their funds returned.

Response: The Fund confirms that the transfer agent will notify the financial intermediary prior to the acceptance date if an investor’s purchase order will be rolled into the next month. An investor will have the ability to revoke their purchase order as long as such revocation is received prior to the acceptance date.

c.

If the Fund retains the purchase order until the next month, please tell us (i) what happens to an investor’s funds submitted with the purchase order, including who owns these funds and has custody of these funds and (ii) whether or not the funds are held in an interest-bearing account and if so, who is entitled to the accrued interest.

Response: The Fund confirms that funds received from prospective investors will be placed in an account with the Fund’s transfer agent. The Fund confirms that funds are not held in an interest-bearing account.

Incentive Fee (page 32)

28.

Staff Comment: Following the narrative discussion of the Incentive Fee, or at an appropriate place within the Registration Statement, please consider providing a graphical representation of how the Incentive Fee operates. Please accompany the graphic with examples that show how the Incentive Fee would be calculated under several different scenarios.

Response: The Fund notes that Shareholders of the Fund will be “qualified clients” within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, as amended. As such, the Fund does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements, and further that given the numerous assumptions needed to produce any hypothetical example demonstrating the operation of the Incentive Fee, such a representation would not provide such shareholders with a useful representation of the operation of the Incentive Fee.

Summary of Fees and Expenses (page 37)

29.	Staff Comment: Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

Response: The Fund supplementally confirms that the calculations presented in the fee table do not assume the use of leverage. Accordingly, the Fund respectfully submits that no changes to the disclosure have been made to the Registration Statement.

30.	Staff Comment: In the fee table, please insert a line item for Dividend Reinvestment and Cash Purchase Plan Fees or explain why the line item has not been provided. Please refer to Item 3 of Form N-2.

Response: The Fund confirms that Shareholders will not be charged fees in connection with Fund’s DRIP. The Fund notes that Instruction 1 to Item 3 of Form N-2 provides that any caption not applicable to the Fund may be omitted from the fee table. Accordingly, the Fund respectfully submits that no changes to the disclosure will be made in response to the Staff’s comment.

Investment Objective and Strategy (page 41)

Investment Strategies (page 43)

31.

Staff Comment: The disclosure in the first paragraph states that the Fund pursues its investment objective through investments “that represent a broad spectrum of types of private equity and other private asset opportunities (e.g., including but not limited to, buyout, growth, venture, credit, mezzanine, infrastructure, energy and other real assets).”

Please elaborate on these types and areas of investment in this section, as appropriate, to disclose what the Fund invests in to achieve its objective and the factors it considers when making investment decisions. Please also disclose the risks associated with these investments.

Response: The Fund confirms that it has made the requested changes.

32.

Staff Comment: On page 43, in the last sentence in, the disclosure refers to exposure on a “risk-adjusted basis”. Please disclose in plain English the meaning of “risk-adjusted”. The disclosure also states that the Fund “is expected to provide investors with an opportunity to gain private investment fund exposure...while benefiting from earlier and more frequent cash distributions than a fund that primarily invests in Primary Funds.” Please explain the basis for this statement.

Response: The Fund confirms that it has added the requested clarifications.

33.

Staff Comment: On pages 43-44, the disclosure in the section Secondary Funds is repetitive, convoluted and difficult to follow. It also uses complex, technical terms throughout and the relevance of this disclosure to the Fund is unclear. Please revise this section with clear and understandable disclosure, avoiding the use of technical terms. Please also clarify the disclosure as to whether it relates to Lexington’s experience with secondaries, the secondary market in general, or the Fund’s investment strategy.

Response: The Fund confirms that it has made the requested changes.

34.

Staff Comment: Also in Secondary Funds, on page 43, in the penultimate bullet, Excess Commitments, the disclosure states “The pace of commitments to private investment funds over the past several years may cause some institutional investors to consider the sale of all or a portion of their private investment fund portfolios as a means to reallocate capital.”

Please clearly explain in the disclosure what this means and how it presents an opportunity to the Fund. Please also disclose any related risks. Please make similar changes to the bullets Relative Return Expectations and Lower Distribution Activity with respect to disclosure of similar concepts.

Response: The Fund confirms that it has made the requested changes.

35.	Staff Comment: On page 45, in Co-Investments, the disclosure refers solely to Lexington and its activities. Are these activities on behalf of the Fund? Please clarify.

Response: The Fund confirms that the description of Lexington’s co-investment activities apply to the Fund. Accordingly, the Fund confirms that it has made the requested clarification.

Lexington Platform (page 47)

36.

Staff Comment: On page 47, regarding the disclosure that Franklin Templeton may “terminate the employment of any or all of the current personnel of Lexington Partners,” please disclose any potential implications this may have on the operations of the Fund.

Response: The Fund confirms that it has added the requested disclosure.

Risks (page 49)

37.

Staff Comment: On page 75, in Risks Related to Hedging and Derivative Transactions, the disclosure states “The Fund may invest in certain securities, such as swaps, derivatives, hedges or foreign currency forward contracts....” The disclosure in this section describes the tax risks of these investments, but not the risks associated with the investments themselves. Please disclose the Fund’s use of derivatives as an investment strategy and the risks associated with these investments.

Response: The Fund confirms that it already discloses the Fund’s use of derivatives in its investment strategy, particularly with respect to its investment in Liquid Assets, and the risks associated with these investments in both the prospectus and the Statement of Additional Information. The Fund supplementally confirms that it does not intend to invest in derivatives transactions to a material extent.

38.

Staff Comment: On page 76, in There are risks related to the Incentive Fee, the disclosure indicates the Incentive Fee may be paid on net profits that may include interest that has been accrued but not yet received in cash, such as debt with PIK interest and preferred stock with PIK dividends. Please inform us of the extent of the Fund’s investment in PIK securities. We may have further comments.

Response: The Fund confirms that it does not expect PIK securities to comprise a meaningful portion of its portfolio. The Fund will also seek to minimize its exposure to PIK securities.

Investment Management Arrangements (page 87)

39.

Staff Comment: On page 87, the disclosure states “A discussion regarding the basis for the approval by the Board of the Investment Management Agreement will be available in the Fund’s shareholder report for the period ending [•].” Please specify either the Annual or Semiannual Report. See, Form N-2, Item 9.b.(4).

Response: The Fund confirms that it has added the requested disclosure.

Potential Conflicts of Interest (page 79)

40.

Staff Comment: On page 79, please disclose the Manager’s conflict of receiving an asset-based fee while determining the fair valuation of the Fund’s investments (the disclosure on page 90 in Net Asset Valuation states “The Board has designated the Manager to perform [the Fund’s] fair value determinations...” in accordance with its procedures and Rule 2a-5). If the Manager will have a role in determining the Fund’s use of leverage, please also disclose here, or where appropriate, the Manager’s conflict in this role while receiving an asset-based Management Fee.

Response: The Fund confirms that it has made the requested disclosure. The Fund notes though that its management fee is based on the Fund’s net assets and does not take into account the use of leverage.

Repurchase of Shares (page 101)

41.

Staff Comment: On page 101, the disclosure in the last sentence of the third paragraph states “The Fund may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund.” Please tell us the circumstances under which this might occur and how such repurchase would be consistent with section 23(c) of the Investment Company Act. We may have further comments.

Response: The Fund’s Board of Trustees is subject to a fiduciary duty to the Fund. Although the Fund believes this scenario is unlikely, the above-referenced disclosure addresses certain exigent circumstances pursuant to which the Board may deem it in the interests of the Fund to effect a mandatory repurchase of Shares. These circumstances may include, for example, where due to the death of a shareholder, Shares have transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements. Any repurchase by the Fund will be effected in accordance with Section 23(c) of the 1940 Act and the rules thereunder.

42.

Staff Comment: On page 102, the disclosure in the last sentence of the first full paragraph states “As such, the Repurchase Date for each repurchase offer should occur within 65 calendar days after the Expiration Date of such offer [emphasis added].” Please replace “should” in this sentence with “will”.

Response: The Fund confirms that it has made the requested change.

43.

Staff Comment: On page 102, in the penultimate paragraph, please delete or revise the first sentence beginning “Following the commencement of an offer to repurchase Shares....” The Fund may terminate the offer only upon the occurrence of conditions specified at the outset of the offer that are objectively verifiable and outside the control of the Fund or its agents or affiliates.

Response: The Fund confirms that it has made the requested change to state that any suspension, postponement or terminate will only be done in Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

44.

Staff Comment: In the last paragraph on page 102, please delete all the disclosure beginning with “If, based upon...” through “by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable,....” Alternatively, please explain to us how this disclosure complies with the disclosure in the first sentence of this paragraph stating that the portion of the amount due to tendering Shareholders that the Fund may hold back, “will not exceed 5% of the total amount due to such Shareholders”. If compliant with this requirement, and this disclosure remains, please disclose plainly that the Fund will hold back no more than 5% of the amount due Shareholders. Further, in the last line of the paragraph (if this disclosure remains), please replace the phrase “as promptly as practicable” with “within two business days.”

Response: The Fund confirms that it has revised the disclosure to clarify that the Fund will hold back no more than 5% of the amount due to Shareholders and to provide that final payment will be paid in full no later than two business days following the filing of the Fund’s audited financial statements with the SEC.

45.

Staff Comment: On page 103, the disclosure in the second paragraph beginning “However, the Fund is permitted to allocate to Shareholders...” through to the end of the paragraph, does not appear consistent with Rule 13e-4(f)(8) under the 1934 Act. Please review the rule’s requirements and revise accordingly. Further, the disclosure in this paragraph does not comport with earlier disclosure stating that shares will be purchased at NAV.

Response: The Fund confirms that it has made the requested revisions.

Certain Provisions in Declaration of Trust (page 108)

46.

Staff Comment: On page 109, the first paragraph in Derivative Actions, Direct Actions and Exclusive Jurisdiction, the disclosure states that the Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if 1) Shareholders holding at least 10% of the shares of the Fund, or Series or class to which the action relates, join in the request, 2) the Shareholder making the request undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Trustees determine not to bring the action, and 3) the Shareholder’s action involves a violation of Shareholders’ rights to vote or certain rights to distributions or books and records under the Delaware Statutory Trust Act. Please revise each of these provisions in the Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws. Please make correlating changes to the disclosure here.

Response: The Fund confirms that the Fund’s Amended and Restated Declaration of Trust will provide that any such limitations shall not apply to any claims arising under the federal securities laws. The Fund confirms that it has updated its Registration Statement disclosure accordingly.

47.

Staff Comment: In the third paragraph in Derivative Actions, Direct Actions and Exclusive Jurisdiction, the disclosure indicates that the Declaration of Trust requires exclusive jurisdiction of Delaware for shareholder claims. Please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also make correlating changes to the disclosure here.

Response: The Fund confirms that the Fund’s Amended and Restated Declaration of Trust will provide that such provision shall not apply to any claims arising under the federal securities laws. The Fund confirms that it has updated its Registration Statement disclosure accordingly.

Statement of Additional Information

48.

Staff Comment: On page 3, Fundamental Polices, in the second full paragraph on page 3, the disclosure states that the Fund’s concentration policy will permit investment without limit in municipal securities, securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

a.

Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

b.	Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

c.	Issuers domiciled in a single jurisdiction or country are subject to Fund’s policy on concentration – these investments are not “without limit.”

Response: The Fund confirms it will qualify/clarify its investment restrictions as described in the above comment.

49.

Staff Comment: Much of the risk disclosure presented in the SAI appears to be relevant to a number of the Fund’s principal investments. Please review the registration statement and determine if the risk disclosure included in the SAI should also be included as risk disclosure in the Prospectus and/or the Summary.

Response: The Fund confirms that it has reviewed the Registration Statement and has made the requested revisions.

Exhibits

50.	Staff Comment: Please include the Fund’s governing documents as Exhibits to the registration statement. We may have further comments.

Response: The Fund will include its governing documents as exhibits to the Registration Statement.

*  *  *  *  *  *

Please call me (202)-636-5806 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Ryan P. Brizek, Esq.

cc:	Jay Williamson, Securities and Exchange Commission

Christina Fettig, Securities and Exchange Commission

Todd Lebo, Esq., Franklin Templeton

Marc A. De Oliveira, Esq., Franklin Templeton

Jason P. Kahn, Lexington Partners

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

David W. Blass, Esq., Simpson Thacher & Bartlett LLP

Debra Sutter, Esq., Simpson Thacher & Bartlett LLP